                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             3TEC ENERGY CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88575R308
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 3, 2000
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          W/E ENERGY COMPANY L.L.C.

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      W/E ENERGY COMPANY L.L.C.
                                               ("W/E ENERGY") IS A LIMITED
                                               LIABILITY COMPANY ORGANIZED UNDER
                                               THE LAWS OF THE STATE OF DELAWARE

--------------------------------------------------------------------------------

     Number of          (7)  Sole Voting Power                         3,474,074
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                    3,474,074
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       3,474,074
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                 41.8%(2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              OO

--------------------------------------------------------------------------------

     (1) Formerly 3TEC Energy Company L.L.C.
     (2) Based on 6,422,650 shares of Common Stock issued and outstanding on February 3, 2000 and giving effect to a 3-for-1 reverse stock split effective January 18, 2000.

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          ENCAP INVESTMENTS L.L.C.

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      ENCAP INVESTMENTS L.L.C. ("ENCAP
                                               INVESTMENTS") IS A LIMITED
                                               LIABILITY COMPANY ORGANIZED UNDER
                                               THE LAWS OF THE STATE OF DELAWARE

--------------------------------------------------------------------------------

     Number of          (7)  Sole Voting Power                                 0
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                    4,863,219(1)
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                            0
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power               4,863,219(1)
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    4,863,219(2)
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                 54.6%(3)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              OO

--------------------------------------------------------------------------------
     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by W/E Energy and the EnCap Entities (as defined in Item 3). See Item 5.
     (2) EnCap Investments disclaims any beneficial ownership of the shares owned by W/E Energy and by the EnCap Entities.
     (3) Based on 6,422,650 shares of Common Stock issued and outstanding on February 3, 2000 and giving effect to a 3-for-1 reverse stock split effective January 18, 2000.

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          ENCAP ENERGY CAPITAL FUND III, L.P.

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization        ENCAP ENERGY CAPITAL FUND III,
                                                 L.P. IS A LIMITED PARTNERSHIP
                                                 ORGANIZED UNDER THE LAWS OF THE
                                                 STATE OF TEXAS

--------------------------------------------------------------------------------

     Number of          (7)  Sole Voting Power                           590,095
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                      590,095
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         590,095
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                  8.8%(1)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              PN

--------------------------------------------------------------------------------
     (1) Based on 6,422,650 shares of Common Stock issued and outstanding on February 3, 2000 and giving effect to a 3-for-1 reverse stock split effective January 18, 2000.

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          ENCAP ENERGY ACQUISITION III-B, INC.

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization        ENCAP ENERGY ACQUISITION III-B,
                                                 INC. IS A CORPORATION ORGANIZED
                                                 UNDER THE LAWS OF THE STATE OF
                                                 TEXAS

--------------------------------------------------------------------------------

     Number of          (7)  Sole Voting Power                           446,290
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                      446,290
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         446,290
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                  6.7%(1)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------
     (1) Based on 6,422,650 shares of Common Stock issued and outstanding on February 3, 2000 and giving effect to a 3-for-1 reverse stock split effective January 18, 2000.

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          ENCAP ENERGY CAPITAL FUND III-B, L.P.

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization       ENCAP ENERGY CAPITAL FUND III-B,
                                                L.P. IS A LIMITED PARTNERSHIP
                                                ORGANIZED UNDER THE LAWS OF THE
                                                STATE OF TEXAS

--------------------------------------------------------------------------------

     Number of          (7)  Sole Voting Power                                 0
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                      446,290(1)
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                            0
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                 446,290(1)
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      446,290(2)
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                  6.7%(3)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              PN

--------------------------------------------------------------------------------

     (1) EnCap III-B may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap Acquisition III-B, as exercised through EnCap III-B's general partner, EnCap Investments L.L.C. See
Item 5.
     (2) EnCap III-B disclaims any beneficial ownership of the shares owned by EnCap Acquisition III-B. See Item 5.
     (3) Based on 6,422,650 shares of Common Stock issued and outstanding on February 3, 2000 and giving effect to a 3-for-1 reverse stock split effective January 18, 2000.

ITEM 1. SECURITY AND ISSUER.

     Item 1 is amended and restated in its entirety as follows:

     The class of equity securities to which this statement relates is common stock, par value $.02 per share (the "Common Stock"), of 3TEC Energy Corporation, a Delaware corporation (formerly Middle Bay Oil Company, Inc., an Alabama corporation) (the "Issuer"). The address of the principal executive offices of the Issuer is Two Shell Plaza, 777 Walker Street, Suite 2400, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is amended and restated in its entirety as follows:

(a) - (c), (f)

     W/E Energy (formerly 3TEC Energy Company L.L.C.) is a Delaware limited liability company with its principal executive offices located at Two Shell Plaza, 777 Walker Street, Suite 2400, Houston, Texas 77002. The principal business of W/E is engaging in oil and gas investments. Current information concerning the controlling person and the officers and managers of W/E Energy is set forth on Schedule I hereto. The controlling person of W/E Energy is EnCap Investments L.L.C., a Delaware limited liability company ("EnCap Investments").

     EnCap Investments is a Delaware limited liability company with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Field Services Company, a Delaware corporation ("El Paso Field Services").

     The principal business of EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap III"), is engaging in oil and gas investments. EnCap Investments is the general partner of EnCap III. The executive offices of EnCap III are located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002.

     EnCap Energy Acquisition III-B, Inc. ("EnCap Acquisition III-B") is a Texas corporation with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Acquisition III-B is engaging in oil and gas investments. The controlling person of EnCap Acquisition III-B is EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership. Current information concerning the executive officers and directors of EnCap Acquisition III-B is set forth on Schedule I hereto.

     EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B") is a Texas limited partnership with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III-B is engaging in oil and gas investments. EnCap Investments is the general partner of EnCap III-B.

     El Paso Field Services Company is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Field Services is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Field Services is set forth on Schedule I hereto. The controlling person of El Paso Field Services is El Paso Energy Corporation, a Delaware corporation ("El Paso Energy").

     El Paso Energy is a Delaware corporation with its principal executive offices located at the El Paso Energy Building, 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Energy is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Energy is set forth on Schedule I hereto.

(d) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in
Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following is added to Item 3:

MAGELLAN MERGER

     On December 21, 1999, an Agreement and Plan of Merger (as amended, the "Merger Agreement") was executed by and among the Issuer, 3TM Acquisition L.L.C., Magellan Exploration LLC ("Magellan") and the following members of
Magellan: ECIC Corporation, EnCap III, EnCap Acquisition III-B, and BOCP Energy Partners, L.P.(the "EnCap Entities"), and Pel-Tex Partners, L.L.C. Pursuant to the Merger Agreement, 3TEC Acquisition L.L.C., a wholly owned subsidiary of the Issuer, was merged with and into Magellan with Magellan being the surviving entity.

     As consideration for the merger, the EnCap Entities were issued a total of 792,683 shares of Common Stock, 450,388 shares of Series D Preferred Stock (the "Series D Preferred Stock"), and warrants to purchase 142,482 shares of Common Stock (the "Magellan Warrants").

     The Magellan Warrants will be exercisable at a price of $30.00 per share and may be exercised at any time on or before four years after the closing date of the merger. Holders of Series D Preferred Stock will have the right, at any time, to convert one share of Series D Preferred Stock into one share of Common Stock.

     The Series D Preferred Stock has a redemption value of $24.00 per share and has dividend and liquidation payment rights equal to the Issuer's existing Series B preferred stock, $.02 par value having a stated value of $7.50 per share, and Series C preferred stock, $.02 par value having a stated value of $5.00 per share. The Series D Preferred Stock will pay cumulative dividends at 5% per annum, payable semi-annually when, as and if authorized and declared by the Board of Directors. For a period of three years from the closing date of the merger, the Issuer may pay the dividends in additional shares of Series D Preferred Stock with a stated value of $24.00 per share.

     Holders of Series D Preferred Stock will have the right, at any time, to convert one share of Series D Preferred Stock into one share of Common Stock. The Issuer shall have the right, upon 30 days written notice, to redeem any or all shares of Series D Preferred Stock for $24.00 per share plus any accrued and unpaid dividends. However, the holders of the Series D Preferred Stock do not have the right, under any event or circumstances, to cause or require the Issuer to redeem or purchase the Series D Preferred Stock.

     In the event of a liquidation, dissolution, winding-up or merger of the Issuer, the holders of Series D Preferred Stock are entitled to receive distributions equal to $24.00 per share of Series D Preferred Stock plus any accrued but unpaid dividends before any holders of Common Stock or junior preferred stock receive any distributions.

     In the event of any stock split, reverse stock split, stock dividend, recapitalization or similar transaction, appropriate adjustments will be made to the Series D Preferred Stock to maintain the rate of conversion, redemption, or distributions upon liquidation existing at the closing date of the merger.

     A majority of the holders of Series D Preferred Stock must consent to certain actions by the Issuer, including any which (i) adversely alters or changes the rights, preferences or privileges of the Series D Preferred Stock holders by merger, consolidation or otherwise, (ii) increases the authorized number of shares of Series D Preferred Stock, or (iii) authorizes or issues any securities with rights senior to the Series D Preferred Stock. Other than these described consents or as required by law or any provision of the Company's Certificate of Incorporation, the holders of Series D Preferred Stock will have no other voting rights.

     The Issuer has agreed to file no more than two registration statements to register the Common Stock received as consideration for the merger either directly or as a result of a conversion of the Preferred Stock when requested by the holders of the Common Stock, and, if necessary, to keep the registration statements effective for up to two years. The Issuer also has agreed to give notice to the holders of Common Stock, Series D Preferred Stock and warrants of any proposed registration statement to be filed by the Issuer. The holders of Common Stock, Series D Preferred Stock upon converting into Common Stock, and Magellan Warrants, upon exercising the warrants for Common Stock, have the right to include the Common Stock in such registration statement.

AMENDMENT TO SHAREHOLDERS' AGREEMENT

        On May 30, 2000, the parties to the Shareholders' Agreement entered into a First Amendment to Shareholders' Agreement (the "Amendment") which added the EnCap Entities as parties to the agreement. The Amendment provides that W/E Energy may designate three (3) of the seven (7) members of the Issuer's Board of Directors and the Major Shareholders may designate two (2) of the seven (7) members of the Issuer's Board of Directors. The remaining two members may be designated by a majority of the Board of Directors, with at least one such member being an "independent director" which is acceptable to W/E Energy. If W/E Energy and the EnCap Entities' combined beneficial ownership percentage of Common Stock drops below 15%, W/E Energy shall only be entitled to elect two (2) directors; if W/E Energy and the EnCap Entities' combined beneficial ownership percentage of Common Stock drops below 7%, W/E Energy shall only be entitled to elect one (1) director; and if W/E Energy and the EnCap Entities' combined beneficial ownership percentage drops below 5%, W/E Energy shall lose its right to designate a director. If the Major Shareholders' combined beneficial ownership percentage of Common Stock drops below 7 1/4%, the Major Shareholders shall only be entitled to elect one (1) director, and if the Major Shareholders' combined beneficial ownership percentage drops below 5%, the Major Shareholders shall lose their right to designate a director. The Amendment provides that in the event (i) the Issuer completes its offering of common stock as contemplated in its Form S-2 Registration Statement filed with the Securities and Exchange Commission, and (ii) if any shareholder's percentage of beneficial ownership of Common Stock falls below three and one-half percent (3.5%), then such shareholder's rights and obligations under the Shareholders' Agreement will terminate. References to the "Shareholders' Agreement" herein shall mean the Shareholders' Agreement as amended by the Amendment.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is amended and restated in its entirety as follows:

     W/E Energy and the EnCap Entities hold a substantial ownership position in the Issuer in order to be able to influence the business and management of the Issuer. W/E Energy, through its nominees on the Board, intends to actively participate in the business and management of the Issuer. Under the Shareholders' Agreement, W/E Energy may designate three (3) of the seven (7) members of the Issuer's Board of Directors. Under the Shareholders' Agreement, as amended, if W/E Energy and the EnCap Entities' combined beneficial ownership percentage of Common Stock drops below 15%, W/E Energy shall only be entitled to elect two (2) directors, if W/E Energy and the EnCap Entities' combined beneficial ownership percentage of Common Stock drops below 7%, W/E Energy shall only be entitled to elect one (1) director, and if W/E Energy and the EnCap Entities' combined beneficial ownership percentage drops below 5%, W/E Energy shall lose its right to designate a director.

     The reporting persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. W/E Energy and the EnCap Entities may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of some or all of the Common Stock.

     Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated in its entirety as follows:

     (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the reporting persons and the other parties to the Shareholders' Agreement, as amended. All percentages are based on 6,422,650 Common Stock issued and outstanding on February 3, 2000 and give effect to a 3-for-1 reverse stock split effective on January 18, 2000.

                                   SHARES OUTSTANDING          DERIVATIVE SECURITIES               TOTAL
                                  ---------------------     ---------------------------   -----------------------
           NAME                      SOLE      SHARED           SOLE          SHARED       NUMBER           %(1)
---------------------------       ---------   ---------     ------------   ------------   ---------         -----
W/E Energy Company L.L.C.         1,585,185          --     1,888,889(2)          --      3,474,074         41.8%
EnCap Investments L.L.C.                 --   2,377,868            --      2,485,351(3)   4,863,219         54.6%
EnCap III                           336,724          --       253,371(4)          --        590,095         8.82%
EnCap Acquisition III-B             254,665          --       191,625(4)          --        446,290         6.73%
EnCap III-B                              --     254,665            --        191,625(4)     446,290         6.73%
ECIC Corporation                    118,902          --        89,469(4)          --        208,371         3.20%
BOCP Energy Partners, L.P.           82,392          --        61,997(4)          --        144,389         2.23%
Kaiser-Francis Oil Company        1,112,578          --            --             --      1,112,578         17.3%
C.J. Lett, III                      411,519          --            --             --        411,519         6.41%
Weskids, L.P.                       281,229          --        39,156(5)          --        320,385         4.96%
Alvin V. Shoemaker                  228,074      22,222(6)     60,822(5)      10,093(6)     321,211         4.95%

--------------

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing and notes convertible into Common Stock.

(3) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing, notes convertible into Common Stock and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

(4) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

(5) Represents shares of Common Stock issuable upon conversion of the Issuer's Series B Convertible Preferred Stock.

(6) Mr. Shoemaker may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 32,315 shares of Common Stock with Shoemaker Family Partners, L.P. and Shoeinvest II, L.P.

     If the parties to the Shareholders' Agreement constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 7,028,912 shares of Common Stock of the Issuer (which is approximately 77.9% of the outstanding shares of Common Stock of the Issuer as of February 3, 2000 on a fully diluted basis). W/E Energy and EnCap Investments disclaim any beneficial ownership of the other parties to the Shareholder' Agreement and W/E Energy only claims beneficial ownership of 3,474,074 shares of Common Stock of the Issuer.

     (b) W/E Energy. W/E Energy has the sole power to vote and to dispose or direct the disposition of 3,494,074 shares of Common Stock.

          EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 3,474,074 shares of Common Stock owned by W/E

Energy (by virtue of being the controlling person of W/E Energy) and 1,389,145 shares collectively owned by the EnCap Entities (by virtue of being the general partner or controlling person of each such entity). EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by W/E Energy and by the EnCap Entities.

          EnCap III. EnCap III has the sole power to vote and dispose or direct the disposition of 590,095 shares of Common Stock through its general partner, EnCap Investments.

          EnCap Acquisition III-B. EnCap III has the sole power to vote and dispose or direct the disposition of 446,290 shares of Common Stock through its controlling person, EnCap III-B.

          EnCap III-B. EnCap III-B may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 446,290 shares owned by EnCap Acquisition III-B (by virtue of being the controlling person of EnCap Acquisition III-B), through EnCap III-B's general partner, EnCap Investments. EnCap III-B disclaims beneficial ownership of the shares of Common Stock owned by EnCap Acquisition III-B.

          El Paso Field Services and El Paso Energy. Each of El Paso Field Services and El Paso Energy may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Field Services and El Paso Energy disclaim beneficial ownership of the shares of Common Stock owned by W/E Energy and by the EnCap Entities.

          Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) W/E Energy transferred warrants to purchase 100,000 shares of Common Stock to two parties as part of a brokers' fee related to its investment in the Issuer. Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

     (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

     (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          No modification.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -    Joint Filing Agreement dated June 13, 2000 by and between W/E
               Energy, EnCap Investments, EnCap III, EnCap Acquisition III-B and
               EnCap III-B*

Exhibit 10.1  -     Securities Purchase Agreement dated July 1, 1999 by and
                    among the Issuer and W/E Energy. (Filed as Exhibit C to the Definitive Proxy Statement filed by Issuer on July 19, 1999 and incorporated herein by reference).

Exhibit 10.2  -     Shareholders' Agreement dated August 27, 1999 by and among the Issuer, W/E Energy and each of the Major Shareholders.**

Exhibit 10.3  -     Registration Rights Agreement dated August 27, 1999 by and among Issuer, W/E Energy, Shoemaker Family Partnership,
                    L.P., Shoeinvest II, L.P. and the Major Shareholders.**

Exhibit 10.4  -     Agreement and Plan of Merger dated December 21, 1999 among
                    W/E Energy, 3TM Acquisition L.L.C ., Magellan Exploration,
                    LLC and ECIC Corporation, EnCap III, EnCap Acquisition
                    III-B, BOCP Energy Partners, L.P., and Pel-Tex Partners,
                    L.L.C. (Filed as Exhibit C to the Definitive Proxy Statement filed by Issuer on January 11, 2000 and incorporated herein by reference).

Exhibit 10.5  -     First Amendment to Shareholders' Agreement by and among the
                    Issuer, W/E Energy and each of the Major Shareholders and W/E Energy Shareholders thereto dated May 30, 2000 (Filed as
                    Exhibit 10.29 to the Registration Statement on Form S-2/A filed by Issuer on June 6, 2000 and incorporated herein by reference).

Exhibit 10.6  -     First Amendment to Agreement and Plan of Merger, effective as of January 14, 2000, by and among 3TEC Energy
                    Corporation, 3TM Acquisition L.L.C., Magellan Exploration,
                    LLC, ECIC Corporation, EnCap Energy Capital Fund III, L.P.,
                    EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners,
                    L.P., and Pel-Tex Partners, L.L.C. (Filed as Exhibit 2.1 to the Form 8-K filed by Issuer February 4, 2000 and incorporated herein by reference).

Exhibit 10.7  -     Second Amendment to Agreement and Plan of Merger, effective as of February 2, 2000, by and among 3TEC Energy
                    Corporation, 3TM Acquisition L.L.C., Magellan Exploration,
                    LLC, ECIC Corporation, EnCap Energy Capital Fund III, L.P.,
                    EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners,
                    L.P., and Pel-Tex Partners, L.L.C. (Filed as Exhibit 2.2 to the Form 8-K filed by Issuer February 4, 2000 and incorporated herein by reference).

*    Filed herewith.
**   Filed as an exhibit to the Schedule 13D filed by W/E Energy and EnCap on
November 9, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 13, 2000                W/E ENERGY COMPANY L.L.C.


                                       By: /s/ FLOYD WILSON
                                           -------------------------------------
                                           Floyd Wilson
                                           Managing Director


Date:  June 13, 2000              ENCAP INVESTMENTS L.L.C.


                                       By: /s/ D. MARTIN PHILLIPS
                                           -------------------------------------
                                           D. Martin Phillips
                                           Managing Director


Date:  June 13, 2000              ENCAP ENERGY CAPITAL FUND III, L.P.

                                  BY:  ENCAP INVESTMENTS L.L.C., General Partner


                                       By: /s/ D. MARTIN PHILLIPS
                                           -------------------------------------
                                           D. Martin Phillips
                                           Managing Director


Date:  June 13, 2000              ENCAP ENERGY ACQUISITION III-B, INC.


                                       By: /s/ D. MARTIN PHILLIPS
                                           -------------------------------------
                                           D. Martin Phillips
                                           Vice President


Date:  June 13, 2000              ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                  BY:  ENCAP INVESTMENTS L.L.C.

                                       By: /s/  D. MARTIN PHILLIPS
                                           -------------------------------------
                                           D. Martin Phillips
                                           Managing Director